Exhibit 99.5

INTRODUCTION | ABOUT SASOL | STRATEGIC OVERVIEW | CREATING VALUE | PERFORMANCE | GOVERNANCE AND REWARDS | ADMINISTRATION

OUR STRATEGIC DIRECTION



Our **strategy** to realise **Future Sasol transition**

RESET

Step change performance (Sasol 2.0, Lake Charles Chemicals Complex ramp-up, stabilising Secunda Operations, improving mining productivity and coal quality)

Strengthen balance sheet

Shift to gas as transition feedstock and procure renewables

Continue to drive energy efficiency

TRANSITION

Continue to decarbonise assets (options across gas, green hydrogen)

Shift portfolio towards more sustainable solutions (customer-led innovation, portfolio reshaping)

Lay foundations for future sustainable businesses

REINVENT

Bring sustainable Energy and Chemical Businesses to maturity

Incubate and scale new sustainable Energy and Chemical Businesses

Our strategy established a clear path along three horizons. We have to **RESET** our business enabling us to **TRANSITION** and to ultimately **REINVENT** ourselves into a more sustainable company.

Resetting the business will strengthen our balance sheet, creating financial headroom to manage our transition and enable continuous decarbonisation.

During the year we faced several headwinds and we now have to redouble our efforts to deliver on the **RESET** phase to ensure we are able to fund our **TRANSITION** and **REINVENTION.**

Our focus on the activities and initiatives during the **RESET** is immediate and as this will not be an easy path, we will have to:

BE REALISTIC about our challenges and opportunities

FOCUS on what will take us forward

DELIVER against targets and market promises

Focusing attention on **RESET** phase to build a resilient company

1. SAFETY AND OPERATIONAL DISCIPLINE
2. CONTINUED SASOL 2.0 DELIVERY
3. CUSTOMER CENTRICITY AND PROFITABILITY UPLIFTMENT
4. MINING PRODUCTIVITY AND COAL QUALITY
5. SECUNDA OPERATIONS OUTPUT
6. LAKE CHARLES RAMP-UP OF SPECIALITY CHEMICAL UNITS

Our focus is on building a resilient company with a strong foundation business that can propel us into the future.

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INTRODUCTION | ABOUT SASOL | STRATEGIC OVERVIEW | CREATING VALUE | PERFORMANCE | GOVERNANCE AND REWARDS | ADMINISTRATION

OUR STRATEGIC DIRECTION CONTINUED

RESETTING OUR BUSINESS TO ENABLE OUR OTHER FUTURE STRATEGIC HORIZONS

Resetting our foundation business

We continue to face several headwinds due to unfavourable macroeconomic conditions and internal challenges. This is resulting in an emerging gap to targets and needs to be managed to achieve competitive returns. We are responding to this rapidly evolving operating landscape through our 'Living Strategy' approach.

We are redoubling efforts on the identified initiatives in the Reset phase to manage the gap, ensure delivery of our financial targets and a sustainable path for the company.

Transitioning and reinventing our business

We have commenced transitioning our business by investing in renewables and driving energy efficiency. We will selectively deploy growth projects while managing balance sheet risk, through our capital allocation framework and accelerating high return opportunities. The further development of our Fischer-Tropsch (FT) sustainable solutions remains on our radar. We will therefore continue to pursue collaborations and partnerships that, together with our advantaged FT technology, uniquely position us to thrive in a world contending with global efforts to minimise the use of fossil fuels.

IR For more detail refer to Sasol ecoFT at a glance – page

PERFORMANCE AMBITION, VALUE CREATION LEVERS AND MULTI-YEAR OUTLOOK

Delivery agenda

Initiatives ready for execution

Focused dashboards with a few critical key performance indicators

Collaborative delivery dialogues to track progress and accelerate delivery/remove roadblocks

'LIVING STRATEGY' APPROACH

DYNAMIC RESOURCE ALLOCATION

Develop agenda

Monitoring of signposts

Frequent updating and assessment of unresolved strategic issues

Dynamically adapt the strategy to keep pace with our operating reality

Target commitment for financial year 2025 delivery

- **Cash fixed** cost reduction **R8 – R10 billion**
- Working capital optimised **16,5%**
- Gross margin uplift **R6 – R8 billion**
- Capital range* **R26 – R32 billion per annum**

Financial year 2024 targets – Reset for financial year 2025 delivery

- Working capital optimised **15,5 – 16,5%** average
- Gross margin uplift **R8 – R10 billion**
- Capital range* **R26 – R32 billion per annum**

* Maintain and transform capital only (no selective or expansionary growth included) in FY23 real terms

Sasol's contribution to the Decade of Action, the SDGs and the Ten Principles

Having prioritised five SDGs we measure our contribution to the Decade of Action as it is closely linked to our sustainability focus areas. We also consider the effectiveness of relevant company policies with respect to the Ten Principles. Our Sustainability Report considers this in detail. WWW SR For more detail refer to our Sustainability Report available on our website, www.sasol.com

8 DECENT WORK AND ECONOMIC GROWTH | 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | 12 RESPONSIBLE CONSUMPTION AND PRODUCTION | 13 CLIMATE ACTION | 17 PARTNERSHIPS FOR THE GOALS

A holistic approach to sustainability to improve our performance

We take a holistic approach to sustainability that goes beyond mitigating and adapting to climate change. It is one that encompasses other environmental, social and governance (ESG) aspects. Reflective of this approach is founded in our ESG aspiration, which is to improve our ratings year-on-year and be included in the Dow Jones Sustainability Index.

In pursuit of this aspiration:

- short-term water targets have been set which we monitor and take action where we deviate;
- biodiversity footprint assessments have been undertaken at both our Secunda and Sasolburg facilities;
- process of understanding Sasol's circularity baseline is ongoing;
- constantly improve our governance and disclosure processes;
- delivering on our Sasol Promise to society will remain key in elevating the role we play in our communities;
  - actively involved in the communities where our facilities are located, ensuring that we not only capacitate and empower but also create meaningful opportunities;
  - work in order to create a positive and measurable socio-economic impact and respond to key societal and environmental challenges in the communities where we operate; and
- be actively involved in the activities of the United Nations (UN) Global Compact.

The role of the Board

The Board held 11 meetings during the year and an additional two meetings were held to discuss and debate the impact of the external and internal factors on the execution of the Group's strategy. The Board, having considered the impact, approved the redoubling of efforts on the Reset horizon so as to enable the two other horizons and to deliver Future Sasol.

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INTRODUCTION | ABOUT SASOL | STRATEGIC OVERVIEW | CREATING VALUE | PERFORMANCE | GOVERNANCE AND REWARDS | ADMINISTRATION

OUR STRATEGIC DIRECTION CONTINUED

Our ambition

Grow shared value while we transition to Net Zero* by 2050

SASOL CHEMICALS Growing with our unique chemistry

STRATEGIC OBJECTIVES

- Bring Lake Charles Chemicals Complex (LCCC) to full potential
- Innovate with customers for sustainable solutions
- Shift to higher margin speciality solutions

SASOL ENERGY Leading the energy transition in Southern Africa

STRATEGIC OBJECTIVES

- Decarbonise our operations
- Grow new value pools
- Preserve competitive and sustainable returns

SASOL ecoFT Developing sustainable aviation fuel (SAF) ventures globally using our advantaged FT technology

STRATEGIC OBJECTIVES

- Leverage advanced and differentiated Sasol FT technology for sustainable products
- Play a key role in SAF commercialisation

THROUGH THE STRATEGIES OF PORTFOLIO BUSINESSES

SUPPORTED BY A LEAN AND COST-EFFICIENT CORPORATE CENTRE

OUR STRATEGY IS FLEXIBLE IN AN EVER-CHANGING ENVIRONMENT

ROBUSTNESS

We continuously test our strategy against a range of future scenarios

ADAPTABILITY

We have built flexibility in our strategic choices and pathways to adapt to external changes and internal learnings

FORWARD-LOOKING

We monitor signposts that inform our future choices

* Net Zero for Sasol is to significantly reduce emissions to the point where only hard-to-abate emissions remain or are zero. Any residual emissions will be neutralised using carbon dioxide removal offsets.

Our ambition, supported by our updated strategy, sets a clear path for us towards Net Zero*. We will undertake this by:

- resetting our business in order to decarbonise and transition;
- enhancing our focus on innovation to drive sustainability;
- substantially increasing our focus on partnerships to build credibility, momentum and augment competitive advantages; and
- leveraging our Fischer-Tropsch (FT) technology for sustainable growth at scale.

FOCUSED ON VALUE-ADDING ACTIVITIES TO BUILD PARENTING ADVANTAGE


Oversee strategy and shape portfolio via disciplined capital allocation
Orchestrate programmatic transformation to secure value
Assess impact of material matters
Review Group top priorities
Drive technology innovation
Unlock cost and revenue synergies across Businesses



SASOL INTEGRATED REPORT 2023 17

INTRODUCTION ABOUT SASOL STRATEGIC OVERVIEW CREATING VALUE PERFORMANCE GOVERNANCE AND REWARDS ADMINISTRATION

OUR STRATEGIC DIRECTION CONTINUED // Our decarbonisation journey

PROGRESSING A SUSTAINABLE FUTURE SASOL

OUR THREE-PILLAR EMISSION-REDUCTION FRAMEWORK

REDUCE EMISSIONS

- Short- to medium-term reductions, including switching to low-carbon energy sources and additional process and energy efficiency improvements.
- Introduce and scale renewable energy into operations.

TRANSFORM OPERATIONS

- Integrating cleaner alternative feedstocks such as gas and green hydrogen.
- Employing optimised processes and sustainable carbon feedstocks to reduce our emissions profile, where viable.
- Collaboratively finding opportunities to beneficiate our concentrated carbon dioxide (CO_2) sources.

SHIFT PORTFOLIO

- Creating sustainable products for new value pools using our FT technology.
- Actively reviewing equity in assets not aligned with our long-term strategy.
- Enabling the creation of a new green hydrogen production and market footprint.

TARGETS AND AMBITION

Reduce absolute scope 1 and 2 emissions by 30% by 2030[1]

Reduce absolute scope 3 emissions by 20% by 2030[2]

NET ZERO 2050

[1] For the Sasol Energy and Sasol Chemicals Businesses (excluding Natref and Mozambique) [2] For Category 11; applicable to Sasol Energy

HIGHLIGHTS //



SASOL ENERGY

Jointly, with Air Liquide, signed Power Purchase Agreements (PPAs) for >600 MW of renewable energy

Signed a 69 MW 20-year wind energy PPA with the Msenge Emoyeni project (currently under construction) for the Sasolburg green hydrogen pilot project

Commissioned the ~3 MW solar farm in Sasolburg to produce our first volumes of green hydrogen

Advanced the pre-feasibility study for the Boegoebaai green hydrogen export hub project

Extended the Mozambique gas plateau from 2026 to 2028 and discovered additional gas at PT5-C

Demonstrated that our proprietary fourth generation (G4) catalyst can achieve 10% higher SAF yields than our reference commercial catalyst through the CARE-O-SENE research programme

Entered into a partnership with ArcelorMittal South Africa to study green steel production in Saldanha and carbon capture, usage and storage development in Vanderbijlpark

SASOL CHEMICALS

Received the first solar energy at our Augusta, Italy site from a virtual PPA

Signed several renewable electricity PPAs for Sasol Italy

Completed studies on carbon capture utilisation storage for Lake Charles to produce solvents using CO_2 process vent gas

SASOL ecoFT

Announced the establishment of 50/50 joint venture with Topsoe* for the production of SAF to exploit the competitive advantages of our FT technology and Topsoe's reforming and related technologies

Advanced the SkyFuelH2 project with Uniper for demonstration-scale production of ~2 350 bbl/d biomass-based SAF in Sweden

SASOL LIMITED

Established Sasol Ventures, a corporate venture capital fund, to advance our decarbonisation ambition

* Subject to approval by relevant authorities

PROGRESSING OUR TARGETS

- Achieved an ~5% reduction off the combined Sasol Energy and Sasol Chemicals 2017 scope 1 and 2 baseline, equating to ~3,5 $MtCO_2e$ reduction, through ongoing mitigation interventions. Product volumes were lower relative to 2017.
- Higher production rates than in 2022 contributed to marginally higher year-on-year emissions. These were anticipated and mostly the result of process inefficiencies, external power interruptions and shortage of natural gas, eroding emission reductions relative to 2022.
- Maintained energy-efficiency projects and introduced additional measures. The nitrous oxide abatement project delivered some reductions, albeit not to full potential.
- Achieved an ~13,4% energy-efficiency saving from 2005, which was lower than expected, as a result of external power disruptions, poor coal quality leading to operational instabilities and natural gas availability.
- Ramping up of Lake Charles contributed to higher greenhouse gas emissions. However, we are beginning to reap the benefits of a shift to renewable energy at our Eurasian Operations.
- Significant decreases in scope 3 Category 11 emissions mostly due to lower production of liquid fuels.
- Production levels are expected to increase in 2024 due to an enhanced focus on our foundation business, which will likely result in a higher emissions for Secunda Operations.
- Overall, we continue to progress our emission-reduction roadmaps towards achieving a 30% GHG reduction by 2030.

WWW CCR For more detail on our decarbonisation journey refer to our Climate Change Report on our website, www.sasol.com

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